November 13, 2018

Stephen M. Kadenacy
Chief Executive Officer
Boxwood Merger Corp.
1112 Montana Avenue, Suite 901
Santa Monica, CA 90403

       Re: Boxwood Merger Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 9, 2018
           File No. 333-228018

Dear Mr. Kadenacy:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form S-1/A Filed November 9, 2018

Financial Statements
Note 5. Related Party Transactions, page F-11

1. Please revise your financial statements and disclosures throughout the document to give retroactive effect to the stock split that will occur at or prior to effectiveness. Refer to
       SAB Topic 4:C.
 Stephen M. Kadenacy
Boxwood Merger Corp.
November 13, 2018
Page 2

       You may contact James Giugliano at 202-551-3319 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

FirstName LastNameStephen M. Kadenacy                    Division of
Corporation Finance
                                                         Office of Beverages,
Apparel and
Comapany NameBoxwood Merger Corp.
                                                         Mining
November 13, 2018 Page 2
cc:       Jason Simon
FirstName LastName